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                          June 9, 2020

       Ian Mortimer
       Chief Financial Officer
       Xenon Pharmaceuticals Inc.
       200   3650 Gilmore Way
       Burnaby, British Columbia V5G 4W8 Canada

                                                        Re: Xenon
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 3, 2020
                                                            File No. 333-238896

       Dear Mr. Mortimer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences